Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 17 DATED MARCH 14, 2017
TO THE PROSPECTUS DATED APRIL 1, 2016

This Supplement No. 17 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this Supplement No. 17 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose a reduction to the selling commission with respect to our Class A shares.

Reduction of Selling Commissions from 3.5% to 3.0% of NAV per Class A Share

Summary

Effective April 1, 2017, the following disclosure regarding the selling commissions on our Class A shares amends, supplements and qualifies the applicable disclosure in the prospectus, including in the following sections: the cover page, “Questions and Answers About this Offering,” “Prospectus Summary,” “Compensation-Selling Commissions,” “Description of Capital Stock-Common Stock-Class A Shares,” “Plan of Distribution-Underwriting Compensation-Summary,” and “Plan of Distribution-Underwriting Compensation-Selling Commissions and Discounts-Class A and Class A-I Shares” and shall be deemed to amend, supplement and qualify all related discussions appearing throughout the prospectus to the extent the relevance of such disclosure is readily apparent:

Subject to the volume and other discounts described in the prospectus, we pay our dealer manager selling commissions of up to 3.0% of the NAV per Class A share sold in the primary offering on the date of purchase.

Estimated Use of Proceeds

Effective April 1, 2017, as a result of the reduction to the maximum selling commissions on our Class A shares, the table appearing in the section “Estimated Use of Proceeds” is replaced in its entirety with the following (the footnotes to the table remain unchanged):

	Maximum Primary Offering of $2,400,000,000		Maximum Primary Offering and Distribution Reinvestment Plan
	Amounts (1)	Percent	Amounts	Percent
Gross Offering Proceeds(2)	$2,400,000,000	100.0%	$2,700,000,000	100.0%
Less:
Selling Commissions	26,342,723	1.1%	26,342,723	1.0%
Organization and Offering Expenses(3)	8,158,000	0.3%	8,158,000	0.3%
Amount Available for Investment	$2,365,499,277	98.6%	$2,665,499,277	98.7%

Volume Discounts

Effective April 1, 2017, as a result of the reduction in the maximum selling commissions on our Class A shares, the third and fourth paragraphs and the table appearing in the section “Plan of Distribution-Underwriting Compensation-Selling Commissions and Discounts-Class A and Class A-I Shares” are replaced in their entirety with the following:

The following table illustrates the various discount levels that may be offered to qualifying purchasers for Class A shares purchased in the primary offering:

Commission as a % of NAV Per Class A Share
Up to $149,999.99	3.0%
$150,000 to $499,999.99	2.5
$500,000 to $999,999.99	2.0
$1,000,000 and up	1.5
For an example of how the volume discount is calculated, assuming NAV per Class A share of $10.00 and no volume discount per share, if an investor purchases $800,000 of Class A shares, the investor would pay $10.30 per share and purchase 77,670 shares. With the volume discount, the investor would pay $10.20 per share and purchase 78,431 Class A shares.